Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 23, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re:	Redwood Real Estate Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-268948 and 811-23846

Dear Ms. Hamilton,

This letter responds to the follow-up comments that you provided via telephone on June 23, 2023 in connection with your review of the amended registration statement (the “Registration Statement”) on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Redwood Real Estate Income Fund (the “Fund” or the “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in the Fund’s final prospectus filed under Rule 424(b)(3) of the Securities Act of 1933.

For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: The Staff notes that the disclosure on page 16 of the Prospectus references a “Predecessor Fund”. Please supplementally explain the reference or update the disclosure if such reference is not applicable.

Response: The Fund respectfully confirms that the aforementioned reference was errant and there is no “Predecessor Fund”. As a result, the Fund will delete such reference in its final prospectus filed under Rule 424(b)(3) of the Securities Act of 1933.

2.	Comment: Please supplementally confirm the Fund’s understanding of U.S. GAAP and what such rules require as to the treatment of offering costs. Additionally, please supplementally explain the Fund’s accounting policy.

Response: The Fund respectfully notes that the below supersedes its response to Comment No. 53 of the response letter that it filed on June 12, 2023.

The Fund so confirms. The Fund will also revise the first sentence of the last paragraph under the section entitled “Fund Expenses” as follows:

The Fund will bear directly ~~certain~~ ongoing offering costs, which will be expensed ~~as they are incurred.~~ in accordance with U.S. GAAP.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215) 988-2959.

*****

Sincerely,

Joshua B. Deringer

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